

Via U.S. Mail and Facsimile

Mail Stop 4631

January 13, 2010

Asher Atiah
President
Dynamic Ventures Corp.
4 Hachedvah Street
Netanya, Israel 42725

> **Re: Dynamic Ventures Corp.**
> **Registration Statement on Form S-1**
> **Filed December 22, 2009**
> **File No. 333-163913**

Dear Mr. Atiah:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement Facing Page

1. Please revise to include the approximate date of commencement of proposed sale to the public.

2. Please add the language beginning with "If this Form is a post-effective amendment filed pursuant to Rule 462(c) . . . ."

Prospectus Summary, page 4
Our Company

3. We note disclosure that the patent and technology were transferred to Dynamic Ventures Ltd. Please disclose the relationship between Dynamic Ventures Corp. and Dynamic Ventures Ltd.

4. We note disclosure relating to "Dynamic Ventures Corporation" in the second and fourth paragraphs and on page 31 in the first paragraph of the "Available Information" section. Please revise to reflect the name of the company, "Dynamic Ventures Corp."

5. We note disclosure in the second paragraph that "once the working prototype has been developed . . ." and also in the fifth paragraph that "we do not have a fully operational valid working prototype." Please disclose in the "Prospectus Summary" and "Our Business" sections when you intend to begin developing a workable prototype.

Business, page 15

6. Please disclose your full business address including the country and zip code in the third paragraph of page 15.

7. Please disclose the competitive business conditions and your competitive position in the industry and methods of competition. See Item 101(h)(4)(iv) of Regulation S-K.

Management's Discussion
General

8. Please provide information on the quantitative and qualitative disclosures about market risk pursuant to Item 305 of Regulation S-K.

Plan of Operation, page 18

9. We note disclosure that you have licensed the technology. Please explain.

General Working Capital, page 19

10. Your disclosure on page 19 indicates that in the event a material trend occurs

which would potentially adversely affect your liquidity, you would have sufficient funds available to satisfy working capital needs through lines of credit. Your financial statements do not mention any existing lines of credit that are available to you and could be used to provide liquidity if necessary. Please revise your filing accordingly to address this apparent discrepancy in your disclosures.

11. Although your operations have been limited during the period from inception to September 30, 2009, please revise your MD&A to provide an analysis of the changes in your financial condition and results of operations for the periods presented in your filing. Please refer to Item 303 of Regulation S-K.

Executive Compensation, page 24

12. Your executive compensation disclosure does not conform to current statutory requirements. Please revise your disclosure consistent with the requirements of Item 402(n) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 26

13. Please provide the address of the beneficial owners pursuant to Item 403(a) of Regulation S-K.

Available Information, page 31

14. Please provide the hours and the telephone number of the public reference room as required by Item 101(h)(5)(iii) of Regulation S-K.

Audited Financial Statements
General

15. Please note the updating requirements of Rule 8-02 of Regulation S-X.

Report of Registered Independent Auditors, page F-2

16. Both your audit report and consent are signed by Alan Weinberg CPA, who appears to be registered with the PCAOB. However, the audit report and consent also make reference to Weinberg & Associates LLC, which does not appear to be a PCAOB registered firm. Please have your registered independent auditors revise both their audit report and consent to remove any references to the non-PCAOB registered firm.

Balance Sheet, page F-3

17. Please tell us if you have actually incurred the $20,000 in deferred offering costs as of September 30, 2009. Your disclosures on page 13 infer that while you expect to spend up to $20,000 on legal, accounting and other costs related to the offering, not all of these costs have been incurred as of the date of your financial statements. Please revise your filing accordingly or amend your financial statements as necessary to recognize only the deferred offering costs actually incurred as of the date of your financial statements. Please refer to SAB Topic 5:A.

Note 8 – Commitments, page F-11

18. Please revise your filing to more fully explain the types of services NATCO performs for you in exchange for the annual fee. Please also explain the commitment period for your agreement with NATCO.

Item 25. Other Expenses of Issuance and Distribution, page 32

19. Please include the transfer agents' fees pursuant to the instruction to Item 511 of Regulation S-K.

Exhibit Index

20. Please include an exhibit index immediately before the exhibits as required by Rule 102(d) of Regulation S-T.

Item 27. Exhibits, page 33

21. We note disclosure of a subscription agreement on page 28 under the section "Procedures for Subscribing." Please include the subscription agreement as an exhibit.

Signatures, page 36

22. We note that the registration statement was signed by your principal executive officer and your principal accounting officer. The registration statement must be also signed by your principal financial officer. Any person who occupies more than one of the specified positions, for example, principal financial officer and principal accounting officer or controller, must indicate each capacity in which he signs the registration statement. See Instructions 1 and 2 for signatures on Form S-1, and revise.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Lisa Haynes, Staff Accountant at (202) 551-3424 or Rufus Decker, Accounting Branch Chief at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or me at (202) 551-3397 with any other questions.

Sincerely,

Jay Ingram
Legal Branch Chief

Cc: Michael S. Krome, Esq. (*Via facsimile 631/737-8382*)
        8 Teak Court
        Lake Grove, New York 11755